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                  November 18, 2020

       Jessica L. Thomas
       Chief Financial Officer
       Mechanical Technology, Incorporated
       325 Washington Avenue Extension
       Albany, NY 12205

                                                        Re: Mechanical
Technology, Incorporated
                                                            Registration
Statement on Form 10
                                                            Filed September 30,
2020
                                                            File No. 000-06890

       Dear Ms. Thomas:

               We issued comments to you on the above captioned filing on October 27, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments, or withdraw the filing, prior to
       November 29, 2020 when this registration statement would become effective by operation of law.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

               Please contact Jeffrey Gabor at (202) 551-2544 or Joseph McCann, Legal Branch Chief,
       at (202) 551-6262 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Life Sciences
       cc:                                              Penny Somer-Greif, Esq.